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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of May

PRESS RELEASE
EXTENSION OF EXCHANGE OFFER
FOR SENIOR NOTES

TEMBEC INDUSTRIES INC.
(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

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Tembec

PRESS RELEASE **FOR IMMEDIATE RELEASE**

Tembec announces extension of exchange offer for Senior Notes

Temiscaming, May 9, 2002 - Tembec Industries Inc., a wholly-owned subsidiary of Tembec Inc., announced today that it has extended its offer to exchange its 7.75% Senior Notes due March 15, 2012, which were registered under U.S. securities laws, for 7.75% Senior Notes due March 15, 2012 that were issued on March 13, 2002. The Exchange Offer will expire at 5:00 p.m., New York City time, on May 13, 2002. As of May 8, 2002, approximately U.S.$349,325,000 principal amount of Senior Notes out of U.S.$350,000,000 principal amount of Senior Notes outstanding had been tendered pursuant to the exchange offer.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $3.5 billion with over 50 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France and the United States. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Anyone wishing to receive Tembec's future press releases can do so by subscribing on line to Tembec's distribution list at www.tembec.com

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Source: **Tembec Inc.**

Contacts:

Michel Dumas
Vice President, Finance & CFO
Tel : (819) 627-4268

Charles Gagnon
Vice President, Corporate Relations
Tel.: (819) 627-4230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

by: ______________________

Claude Imbeau,
Vice-President, General Counsel and
Secretary

Date: May 13, 2002